February 20, 2024 Via EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets 100 F Street, N.E. Washington, DC 20549	Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F +1 212 536 3901

Re:	Tidal Commodities Trust I (File No. 333-276254) Hashdex Bitcoin ETF Amendment No. 4 to Registration Statement on Form S-1 & Comment Response

Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which will operate, as a separate series of the Registrant, the Hashdex Bitcoin ETF (the “Fund”), we are filing together with this correspondence Pre-Effective Amendment No. 4 (“Amendment”) to the Registrant’s registration statement on Form S-1 (“Registration Statement”) (File No. 333-276254). The Amendment and this correspondence provide the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated February 13, 2024 (“Comment Letter”), addressing Pre-Effective Amendment No. 3 to the Registration Statement that was filed by the Registrant on January 26, 2024.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary

The Fund’s Current Net Assets and Year to Date Performance, page 1

1.	According to your website, the total net assets and number of shares outstanding of the Fund have increased since the end of 2023. Please revise to provide updated disclosure.

RESPONSE:

The prospectus contained in the Amendment (“Prospectus”) has been revised to include updated disclosure.

K&L Gates LLP

599 Lexington Avenue New York NY 10022-6030

T  +1 212 536 3900  F  +1 212 536 3901  klgates.com

The Offering

Fund Expenses, page 10

2.	Refer to your response to comment 2. We note your revised disclosure on page 10 that "[t]he Trust may be required to indemnify the Sponsor, and the Trust and/or the Sponsor may be required to indemnify the Trustee, Marketing Agent or Administrator, under certain unusual or extraordinary circumstances" and that "[a]ny such indemnification paid by the Trust and/or Sponsor generally would cover losses incurred by an indemnified party for (1) expenses incurred by a party when rendering services to the Trust or the Sponsor, (2) expenses arising from a breach of obligations or non-compliance with laws, or (3) expenses arising out of the formation, operation or termination of the Trust." Please revise to clarify whether such expenses would be allocated by the Sponsor using a pro rata methodology that allocates certain Trust expenses to the Fund and each other series of the Trust in existence at the occurrence of any such expense according to the relative net asset values of the Fund and each other series of the Trust or whether these expenses would be paid by the Fund as we note that "[t]he Fund pays all of its non-recurring and unusual fees and expenses, if any, as determined by the Sponsor."

RESPONSE:

The Prospectus has been revised to clarify, as suggested, that such expenses would be allocated by the Sponsor using a pro rata methodology that allocates certain Trust expenses to the Fund and each other series of the Trust in existence at the occurrence of any such expense according to the relative net asset values of the Fund and each other series of the Trust.

3.	Refer to your response to comment 3. Please expand your disclosure on page 10 to clarify that, pursuant to the Fund's agreement with the Cash Custodian, the Trust is obligated to indemnify the Cash Custodian, and that, pursuant to the Fund's Sub-Administration Agreement, the Transfer Agent Servicing Agreement and the Fund Accounting Agreement with Global Fund Services, the Trust is required to indemnify Global Fund Services. In this regard, we note that your disclosure on page 10 states that "[t]he Trust may be required to indemnify the Sponsor, and the Trust and/or the Sponsor may be required to indemnify the Trustee, Marketing Agent or Administrator, under certain unusual or extraordinary circumstances.

RESPONSE:

The suggested clarifications have been added where appropriate in the Prospectus.

Operation of the Fund

Calculating NAV

The Futures-Based Spot Price for bitcoin, page 83

4.	Refer to your response to comment 4. We note your revised disclosure on pages 10 and 83 that "[i]n the event both the FBSP and the NQBTCS are unavailable, the Sponsor will fair value the Fund’s bitcoin based on the CME published settlement prices." We note that the FBSP calculation appears to utilize the CME published settlement prices. Please revise your disclosure to clarify the difference between the FBSP calculation and the use of the CME published settlement prices in the event that both the FBSP and NQBTCS are unavailable by describing how the Fund's bitcoin is calculated using the CME published settlement prices in the event that both the FBSP and NQBTCS are unavailable. In addition, please describe the criteria the Sponsor will use to determine that the FBSP calculation should not be used to value the Fund's bitcoin

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RESPONSE:

The suggested revisions have been made where appropriate in the Prospectus.

*    *    *    *

The Registrant and the Sponsor acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please be advised that we are also providing to the Staff the materials listed below in supplement to this correspondence:

●	A comment letter dated February 9, 2024, from the National Futures Association (“NFA”) regarding the Registration Statement (the “NFA Comment Letter”).

We will be separately submitting a response letter dated February 20, 2024, from my partner, Cheryl Isaac, on behalf of the Registrant and the Sponsor responding to the NFA Comment Letter. Please be advised that in addition to the changes to the Prospectus prompted by the Staff’s comments, other changes have been made to the Prospectus in response to the NFA Comment Letter.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely,

/s/ Peter J. Shea

Peter J. Shea

cc:	Ms. Sandra Hunter Berkheimer, Division of Corporation Finance
Mr. Justin Dobbie, Division of Corporation Finance
Ms. Sonia Bednarowski, Division of Corporation Finance
Ms. Michelle Miller, Division of Corporation Finance
Ms. Kate Tillan, Division of Corporation Finance
Mr. Guillermo Trias, Tidal Financial Group
Mr. Daniel Carlson, Tidal Financial Group
Mr. Michael Pellegrino, Tidal Financial Group
Mr. Brian Doyle-Wenger, K&L Gates LLP

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Exhibit A

NFA

February 9, 2024

Sent via Electronic Mail

Mr. Michael Venuto
234 West Florida Street
Suite 203
Milwaukee, WI 53204
mvenuto@tidalfg.com

Re: Hashdex Bitcoin Futures ETF
Pool ID #170550
Tidal Commodities Trust I
Pool ID #184748

Dear Mr. Venuto:

NFA has reviewed the December 22, 2023 disclosure document (Document) that was received on January 26, 2024 and noted several items that do not comply with NFA Rules and CFTC Regulations. Before Tidal Investments LLC uses the Document to solicit participants, you will need to make all of the corrections listed below and resubmit the Document to NFA.

1. Provide a written response explaining how the amount of interest income included in the break-even analysis was derived. This is unclear based upon the Document's disclosure that only 5% of assets are assumed to earn interest at a rate of 5%.

2. The Document indicates that the assumed net asset value of the pool for purposes of calculating interest income is $50,000,000. Provide a written response explaining the basis for this assumption given the authorized purchasers, creation basket size and current NAV per share.

3. On page 60 of the marked copy, the Document states that initial start-up expenses which are to be paid by the Sponsor are estimated to be approximately $160,000, however on page 10, the Document states that such expenses are estimated to be $270,000.

4. NFA noted it appears the Sponsor has lowered its management fee. The amount of the management fee now appears to equal the estimated routine expenses of the pool. Provide a written response explaining whether such reduction in fees is considered temporary or will be offered for only a limited time frame. If not, explain how the Sponsor will pay the expenses of the fund should they exceed the Sponsor's management fee income.

5. On page 36 of the marked copy, under the section "Prior Performance of the Fund," the Document must make it clear that the performance presented is that of the predecessor fund, the Hashdex Bitcoin Futures ETF. The Document currently states that the Hashdex Bitcoin ETF commenced trading

320 South Canal, Suite 2400 | Chicago, IL 60606 | 312-781-1300 | www.nfa.futures.org

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on September 15, 2022.

6. Under the heading "Discussion of Fund Performance" included on page 37 of the marked copy, the Document still only references performance through June 2023 when in fact the Document has been updated to include performance through December 2023. As a result, it would appear that the Document should also discuss the performance of the fund over the last six months of the year.

7. NFA noted the 2023 annual rate of return for the Ionic Inflation Protection ETF still appears inaccurate as does the 2023 return for the Return Stacked Bonds & Managed Futures ETF.

8. Upon completion, the Document and the Statement of Additional Information must be dated.

9. Upon resubmitting the Document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

Please be advised that this Document may not be used to solicit participants until the above comments have been corrected, a revised Document has been filed, and the firm has received an acceptance notification from NFA. The use of this Document without NFA's acceptance will result in violations of NFA Rules and CFTC Regulations and could subject the firm to possible disciplinary action.

To facilitate NFA's review and acceptance process, the resubmission of this Document must include two attachments, one that is a clean copy and one that is "marked" to identify the deletions and additions that have been made to this Document. NFA will reject any future filings of this Document not in this format.

If I may be of assistance to you as you make the revisions, feel free to contact me at 312-781-1457.

Sincerely,

Jane Pfeiffer
Compliance Department

320 South Canal, Suite 2400 | Chicago, IL 60606 | 312-781-1300 | www.nfa.futures.org

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